UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

June 2024 Business Updates

Manufacturing Facilities

In select target markets, VinFast Auto Ltd. (“VinFast”, “we”, “us”, “our”, or the “Company”) have decided to accelerate the establishment of our manufacturing facilities to leverage attractive government incentives.

In India, the target production start date for our Completely Knocked Down (“CKD”) facility in Thoothukudi, Tamil Nadu, is expected to be in the first half of 2025.

In Indonesia, the target production start date for our CKD facility is expected to be by the end of 2025. We expect to break ground on our manufacturing facility in Indonesia within the next two months.

Our CKD facilities in Thoothukudi, Tamil Nadu, and in Indonesia are each expected to have an annual capacity of approximately 50,000 vehicles for phase 1, with a potential ramp-up to 300,000 vehicles per year depending on market demand.

Philippines Market

In May 2024, we officially launched our brand in the Philippines. We are preparing to open a series of showrooms, with vehicle sales commencing shortly thereafter.

Business Outlook

We are expecting a 30x to 40x increase in sales in the U.S. market this year over $6.4 million in 2023 and believe that this growth trajectory can be sustained over the next five years.

We also expect to reach break-even point soon.

This outlook reflects our current and preliminary view on the business and existing market conditions, which is subject to change.

This Form 6-K shall be deemed to be incorporated by registration statement on Form S-8 (File No. 333-278251) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

Forward-looking statements in this report, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the effect of the consummation of the business combination and the public listing of the Company’s securities on its business relationships, performance, financial condition and business generally, (ii) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (iii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iv) the Company’s potential inability to maintain the listing of its securities on Nasdaq, (v) the risk associated with the Company’s limited operating history, (vi) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (vii) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (viii) risks associated with being a new entrant in the EV industry, (ix) the risks of the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (x) the Company’s ability to successfully introduce and market new products and services, (xi) competition in the automotive industry, (xii) the Company’s ability to adequately control the costs associated with its operations, (xiii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xiv) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xv) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xvi) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xvii) the demand for, and consumers’ willingness to adopt, EVs, (xiii) the availability and accessibility of EV charging stations or related infrastructure, (xix) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xx) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxi) battery pack failures in the Company or its competitor’s EVs, (xxii) failure of the Company’s business partners to deliver their services, (xxiii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxiv) the risk that the Company’s research and development efforts may not yield expected results, (xxv) risks associated with autonomous driving technologies, (xxvi) product recalls that the Company may be required to make, (xxvii) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxiii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxix) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates, (xxx) the high interest rate environment and (xxxi) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this report. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this report does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: June 14, 2024	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director